Filed Pursuant to Rule 433

Registration Statement No. 333-293382

Final Term Sheet

October 29, 2026

Issuer:	CMS Energy Corporation
Securities:	6.800% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057 (the “Notes”)
Aggregate Principal Amount Offered:	$1,000,000,000
Maturity Date:	July 1, 2057
Coupon:	(i) 6.800% per annum, accruing from and including the date of original issuance to, but not including, the First Reset Date; and (ii) at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 1.991%, to be reset on each Reset Date, from and including the First Reset Date to, but not including, the Maturity Date; provided, that the interest rate borne by the Notes will not reset below 6.800% (which is the initial interest rate on the Notes)
Interest Payment Dates:	January 1 and July 1, subject to deferral
First Interest Payment Date:	July 1, 2027
Public Offering Price:	100%
First Reset Date:	July 1, 2032
Reset Date:	The First Reset Date and each date falling on the five-year anniversary of the preceding Reset Date
Par Call:	In whole or in part, at 100% plus accrued and unpaid interest to, but not including, the redemption date, (i) on any date in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date
Tax Event Call:	At any time, in whole but not in part, at 100% plus accrued and unpaid interest to, but not including, the redemption date
Rating Agency Call:	At any time, in whole but not in part, at 102% plus accrued and unpaid interest to, but not including, the redemption date
Tax Credit Event Call:	In whole but not in part at 101% plus accrued and unpaid interest to, but not including, the redemption date (any notice of redemption must be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)
Trade Date:	October 29, 2026
Settlement Date:	November 3, 2026 (T+3)

Expected Ratings
(Moody’s / S&P / Fitch):	Baa3 (Stable) / BBB- (Stable) / BB+ (Stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Co-Manager:	Loop Capital Markets LLC
CUSIP / ISIN:	125896 CB4 / US125896CB49

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 800-503-4611, J.P. Morgan Securities LLC collect at 212-834-4533, Mizuho Securities USA LLC toll-free at 866-271-7403, Morgan Stanley & Co. LLC toll-free at 866-718-1649, MUFG Securities Americas Inc. toll-free at 877-649-6848, or Wells Fargo Securities, LLC toll-free at 800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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